UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 4, 2019

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Cash Offering Closing and Hard Fork

On October 18, 2019, Blockstack PBC (the “Company”), a Delaware corporation, completed a hard fork of the Blockstack network that distributed 105,536,266 Stacks Tokens that were sold for an aggregate of $23.0 million as part of the Company’s offerings under Regulation A and Regulation S, each as promulgated under the Securities Act of 1933 (the “Securities Act”).

As a result of the hard fork, the Company completed the sale of 74,976,266 Stacks Tokens sold for an aggregate of $15.4 million in the “cash offering” described in the Company’s offering statement qualified on July 10, 2019, as amended, by the U.S. Securities and Exchange Commission (“SEC”) under Regulation A, available at www.sec.gov and www.stackstoken.com (the “Offering Statement”).  The sale was completed upon the issuance and distribution of the Stacks Tokens at the closing of the cash offering (referred to in the Offering Statement as the “Cash Offering Closing”) on that same date.  For a further description of the Cash Offering Closing and the hard fork  through which the Stacks Tokens were distributed, please see the section of the offering circular included in the Offering Statement (the “Offering Circular”) captioned “Plan of Distribution—The cash offering” and “Glossary.”

The Company also issued and distributed through the same hard fork 30,560,000 Stacks Tokens sold for an aggregate of $7.6 million to purchasers in a concurrent offering of Stacks Tokens exclusively to non-U.S. persons under Regulation S (the “Regulation S Offering”).

In addition to the sales above, the Company issued and distributed through the same hard fork approximately 14,519,888 Stacks Tokens to various non-US partners and service providers in compliance with Regulation S pursuant to arrangements disclosed previously or in this Form 1-U, and 746,439 Stacks Tokens to application developers and application reviewers on the Blockstack network who had earned those tokens through the “App Mining program” described in the Offering Statement.  An additional 39,253,561 Stacks Tokens that have been allocated to future rewards to be paid out in the App Mining program, and approximately 293,115,966 Stacks Tokens (the “Unallocated Tokens”) that were included in the genesis block of the Blockstack blockchain, but that had remained unallocated (as described in the section of the Offering Circular captioned “Description of the Stacks Tokens—What Stacks Tokens are eligible for future sale?”), or which had been allocated to the cash offering or Regulation S Offering but remained unsold, were issued to wallets controlled by the Company and now form a “short-term treasury,” from which the Company may further distribute them without need for a further hard fork (except that most of the Unallocated Tokens remain subject to a “time lock” as described in the Offering Circular, and cannot be transferred until the time lock is released, which is anticipated to occur in equal increments approximately every month starting with the date of the Cash Offering Closing and ending in September 2021). In total, 453,172,120 Stacks Tokens were distributed in the hard fork at the Cash Offering Closing. After the creation of the short-term treasury described above, approximately 415,294,438 Stacks tokens are held by Blockstack PBC or its subsidiaries (this amount being equal to the 110,000,000 Stacks Tokens held in the long-term treasury as discussed in the Offering Circular, the Unallocated Tokens held in the short term treasury and Stacks Tokens reserved for distribution to employees as discussed in the Offering Circular).

Results of Final Audit

The Company had previously announced the total number of tokens sold in the cash offering on September 9, 2019, on a preliminary basis and subject to final audit.  On that date, it announced that 74,515,211 Stacks Tokens were sold in the cash offering (including tokens for which wire confirmations or other evidence of payment, but not funds, had been received), for which the Company had received or anticipated to receive proceeds of $15.5 million.  The final audit has now been completed, and the discrepancy between the previously announced number of tokens sold and the number actually sold described in the paragraph above (of approximately 0.6% of the Stacks Tokens sold) and the previously announced aggregate purchase price received in the cash offering from the amount actually received (of approximately 0.6% of the amount received) primarily resulted from recordation errors regarding proper allocation of tokens sold between the “general offering” and the “voucher program” portions of the cash offering (for further details on the general offering and the voucher program, please see the Offering Statement).

Binance Agreement

On October 18, 2019, the Company entered into a Services Agreement (“Services Agreement”) with Binance Holdings Ltd, (“Binance” and, together with the Company, the “Services Parties”) a limited company.

The Services Agreement contains the terms and conditions pursuant to which Binance will list the Company’s Stacks Tokens on its cryptocurrency and token exchange platform (the “Platform”) and enable users of the Platform to trade the Stacks Tokens on the Platform. The Company has provided a deposit, which is ultimately returnable to the Company provided certain adverse trigger events do not occur, of the equivalent in bitcoin, binance coin or other stablecoin of USD $500,000, plus 2,500,000 Stacks Tokens which were allocated but not distributed as part of the hard fork described above (the “Deposit”). 50% of the Deposit will be returned to the Company twelve months after the effective date of the Services Agreement and the remaining 50% of the Deposit will be returned to the Company twenty-four months after the effective date of the Services Agreement, unless one or more adverse “trigger events” specified in the Services Agreement occurs, in which case Binance may, depending on the trigger event, retain all or a portion of the Deposit (such events including, but not limited to, the detection of defects or harmful code in the code governing the Blockstack network that cause material and proven losses to Binance, other technical failures of or disturbances to the Blockstack network that cause material and proven losses to Binance, inaccuracies in the documentation provided by Blockstack with respect to the Stacks Tokens, failure of a reasonable portion of the Blockstack network’s nodes to remain operational for a period of several consecutive days, legal proceedings (including for intellectual property infringement) against the Company that materially and provably impact the Company’s operations and other events that may or which result in material and provable losses to the Company, the Blockstack network or the price of the Stacks Tokens, including, adverse decisions by a governmental authority, material changes in the Company’s business or any other such event).

In consideration for the Stacks Token’s ongoing and future listing on Binance, the Company has paid to Binance 833,333 Stacks Tokens as part of the hard fork described above and will pay three additional incremental payments of 833,333 each, on the first, second and third anniversaries of the Services Agreement’s effective date provided the Stacks Token is continuously listed on Binance prior to each such date. In addition, the Company will pay Binance a USD $100,000 payment for Binance’s marketing services.

The Services Agreement will continue until it is terminated by either Services Party, which either Services Party may do for convenience upon 30 days written notice to the other Services Party, or  immediately upon a material breach, in the event a governmental authority requires Binance to cease operation of the Platform, upon the determination that Binance’s continued operation of the Platform may cause Binance to violate any law, and upon certain other material trigger events.

The Services Agreement contains certain customary representations and warranties. Among other provisions, the Services Agreement includes the representations by Binance that it does not allow trading on the Platform by “U.S. persons” as such term is defined in Regulation S, that it has no operations in the U.S. and that it will conduct no activities related to the Services Agreement in the U.S.

Either Services Party will indemnify the other from all demands, costs, expenses, losses, liabilities, obligations, settlement amounts, damages, fines, judgments and penalties, including reasonable legal fees, relating to a breach of the Services Agreement, failure to comply with applicable laws, recklessness, gross negligence, willful misconduct and fraud. In addition, the Company will indemnify Binance for any introduction of harmful code into the Platform and each Services Party will indemnify the other Services Party for any allegations that their technology (for the Company, the Stacks Tokens or Blockstack Network and, for Binance, the exchange) infringes, dilutes, violates, trespasses, contravenes, breaches or constitutes the unauthorized use or misappropriation of or conflicts with any intellectual or other property rights. The Company’s potential liability with respect to this indemnification is capped at the Deposit.

HashKey Pro Listing Agreement

On October 18, 2019, the Company entered into a Listing Agreement (“Listing Agreement”) with Hash Blockchain Limited (“HBL” and, together with the Company, the “Listing Parties”), a limited company incorporated under the laws of Hong Kong.

The Listing Agreement contains the terms and conditions pursuant to which HBL will make the Company’s Stacks Tokens available for public trading on HashKey Pro, a digital asset exchange platform based in Hong Kong and operated by HBL (the “Listing”). The Company will not pay any fees to HBL for the Listing.

Either Listing Party may terminate the Listing Agreement for convenience or for a material breach or material default in the performance of the other Listing Party’s obligations under the Listing Agreement upon 30 days written notice. Either Listing Party may also terminate the Listing Agreement upon 30 days written notice, provided such Listing Party is permitted to cure any defects within the 30 day notice period.

The Listing Agreement contains certain customary representations and warranties.  Among other provisions, the Listing Agreement includes the representations by HBL that it is not a “U.S. person” as such term is defined in Regulation S, HBL’s principal place of business is outside the United States, that all activities to be contemplated and performed under the Listing Agreement by HBL will be conducted outside the United States, and that the exchange will not accept U.S. persons to trade, maintain accounts or make any form of purchase on the Exchange, or target any U.S. person.  Each Listing Party also agrees not to engage in any market manipulation and the Company also agrees to designate a market maker to provide liquidity for the Stacks Tokens prior to the date of the Listing, which may otherwise be delayed.

Either Listing Party will indemnify the other from all claims and damages relating to a breach of the Listing Agreement, the violation of the rights of a third party or violation of applicable law, any harmful code included by such Listing Party in any technology, as well as, for the Company, included in the Stacks Tokens and, for HBL, included in the exchange, and any fraud, negligence and intentional misconduct. The Company’s potential liability with respect to this indemnification is capped at USD $500,000.

HashKey Underwriting Agreement

On October 17, 2019, the Company entered into a Underwriting Agreement (the “Underwriting Agreement”) with HashKey Trading Limited (“HashKey” and, together with the Company, the “Underwriting Parties”), a limited company incorporated under the laws of Hong Kong.

The Underwriting Agreement contains the terms and conditions pursuant to which the Company will issue and sell to HashKey up to 10 million Stacks Tokens (the “Offered Tokens”) at a price of $0.25 per token, for a total maximum aggregate purchase price of $2,500,000 (the “Maximum Amount”), to be offered by HashKey to purchasers outside the United States, who may include high-net-worth individuals, institutional investors, professional investors and small-to-medium size funds, at the same purchase price per token.  The Offered Tokens will be offered and sold in reliance on the exemption from registration under the Securities Act provided in Regulation S under the Securities Act.  HashKey will make a firm commitment to purchase a minimum  of 1,000,000 Stacks Tokens for USD $250,000 (the “Minimum Amount”) and will use commercially reasonable efforts to obtain purchasers for the Offered Tokens in excess of the Minimum Amount up to the Maximum Amount (the “Additional Amount”); to the extent HashKey does not find purchasers for the tokens included in the Additional Amount, HashKey is under no obligation to purchase these tokens from the Company.  The Minimum Amount of Stacks Tokens was delivered to Hashkey in the hard fork described above; all or some these tokens may be delivered, together with any Additional Tokens sold by HashKey, to purchasers in the offering conducted by HashKey in an additional hard fork to take place by January 31, 2020.  Offered Tokens will not be transferable on the Blockstack network outside of a hard fork for a year and a day after the execution of the Underwriting Agreement. The Company will pay HashKey a fee of USD $150,000 for marketing and promotional services, including roadshows and media promotion activities.

The Underwriting Agreement may be terminated by mutual agreement of the Underwriting Parties, or by either Underwriting Party in the event of a material breach by the other Underwriting Party by providing written notice. If the breach is curable, the other Underwriting Party will have 30 days to cure the breach.

The Underwriting Agreement contains certain customary representations and warranties.  Among other provisions, the Underwriting Agreement includes the representations by HashKey that it is not a “U.S. person” as such term is defined in Regulation S, its principal place of business is outside the United States and that all activities to be contemplated and performed under the Underwriting Agreement by HashKey will be conducted outside the United States at all times, and that it will take reasonable steps to confirm that no purchaser of Stacks Tokens is a non-U.S. person.  Each Underwriting Party also agrees not to engage in any market manipulation and the Company also agrees not to conduct any sales of Offered Tokens to any persons or entities referred or introduced to the Company by the Underwriter, or to whom the Underwriter has sold Offered Tokens, for a period of eighteen (18) months, except through HashKey’s platform.

Either Underwriting Party will indemnify the other against all losses, claims, damages, judgments, assessments, costs and other liabilities, including attorney’s fees, relating to a material breach of the Underwriting Agreement, fraud, gross negligence or willful misconduct, and the Company will additionally indemnify HashKey for inaccuracies or omissions in the disclosure documents used in the offering prepared by the Company. The Company’s potential liability with respect to this indemnification is capped at USD $500,000.

Agreement with TryMyUI

On October 4, 2019, the Company and TRYMYUI Inc., a Delaware corporation (“TryMyUI”), entered into an Amendment (the “Amendment”) to the App Reviewer Agreement dated January 4, 2019 between the Company and TryMyUI (the “Reviewer Agreement”). The Reviewer Agreement is substantially similar to the Company’s Form App Reviewer Agreement filed as an exhibit to the Company’s Offering Statement.

The Amendment contains the terms and conditions under which TryMyUI will be paid in both U.S. dollars and Stacks Tokens in consideration for TryMyUI’s services as a reviewer of apps (an “App Reviewer”) on the Company’s network. For the months of August and September 2019, TryMyUI has earned fees with a value of USD $33,000, of which $15,000 will be paid through the delivery of Stacks Tokens valued at $0.30 per token, with the remainder paid in U.S. dollars. Going forward, TryMyUI will receive fees with a value of USD $13,300 per month, of which $5,000 will be paid through the delivery of Stacks Tokens valued at the deemed price of the Stacks Tokens distributed concurrently in the App Mining Program as discussed in the Offering Circular and the remainder will be paid in U.S. dollars.

Payments from the Company to TryMyUI are subject to, and will be made pursuant to, the Offering Statement and the App Mining Participation Agreement entered into by TryMyUI on October 8, 2019 (the “Participation Agreement”). The Participation Agreement is substantially similar to the Company’s Form App Mining Participation Agreement filed as an exhibit to the Company’s Offering Statement, except for certain modifications that have been made to reflect that TryMyUI is an App Reviewer, not an application developer.

A supplement to the Company’s offering circular is being filed concurrently with this Form 1-U disclosing the matters discussed above. In the future, in order to fulfill its commitment made in the Offering Circular to disclose any agreement made with an App Reviewer to pay such App Reviewer in Stacks Tokens, the Company will file such agreements on a quarterly basis, either as exhibits to a 1-U filing or to a periodic filing made during that quarter.

Publication of Token Economics Paper

On October 23, 2019, the Company issued an updated token economics paper (the “Token Economics Paper”) describing the current and future supply of Stacks Tokens.  This Token Economics Paper included information regarding the current and future token supply which has generally either been previously disclosed or is disclosed in this Form 1-U, as well as projections relating to the unlocking of Stacks Tokens over the next several years, and additional technical detail regarding the algorithms the Company intends to employ with respect to the automatic generation of Stacks Tokens in the future.

The foregoing descriptions of the Services Agreement, Listing Agreement, Underwriting Agreement, Reviewer Agreement, Amendment and Participation Agreement are only summaries of their respective material terms and do not purport to be complete. A copy of the Company’s Form App Reviewer Agreement and Form App Mining Participation Agreement were previously filed as Exhibit 6.19 and Exhibit 4.2, respectively, to the Offering Statement. A copy of the Services Agreement, Listing Agreement, Underwriting Agreement and Amendment are attached hereto as Exhibit 6.1, Exhibit 6.2, Exhibit 6.3 and Exhibit 6.4, respectively, and are incorporated herein by reference. In addition, a copy of the Token Economics Paper is attached hereto as Exhibit 13.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: October 23, 2019

EXHIBITS

Index to Exhibits

Exhibit No.	Description
6.1	Binance Services Agreement, by and between Blockstack PBC and Binance Holdings Ltd, dated October 18, 2019
6.2	Listing Agreement, by and between Blockstack PBC and Hash Blockchain Limited, dated October 18, 2019
6.3	Underwriting Agreement, by and between Blockstack PBC and HashKey Trading Limited, dated October 17, 2019
6.4	Amendment to App Reviewer Agreement, by and between Blockstack PBC and TRYMYUI Inc., dated October 4, 2019
13.1	Blockstack Token Whitepaper, issued October 23, 2019